Max Berueffy, Senior Associate Counsel

max.berueffy@protective.com

(205) 268-3581 direct

(205) 268-3597 fax

(800) 866-3555 toll-free

September 15, 2015

VIA E-MAIL AND EDGAR

Mr. Keith Gregory

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

RE:               Initial Registration Statement on Form N-6 for

Protective [Premiere IV]

Protective Life Insurance Company

Protective Variable Life Separate Account

File Nos.  333-XXXXXX and 811-7337

Dear Mr. Gregory:

On behalf of Protective Life Insurance Company (the “Company”), I have enclosed for your convenience a copy of the above-referenced initial registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission on September 15, 2015.  The Registration Statement was filed under the Securities Act of 1933 (the “Securities Act”) to register a new variable life policy (the “New Policy”).  We hope to have the Registration Statement made effective on or before December 31, 2015.

The Company respectfully requests that the Staff afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).  Accordingly, enclosed is a marked copy of the prospectus and the statement of additional information (“SAI”) to the Registration Statement.  This prospectus and SAI are substantially similar to the prospectus and SAI included in Post-Effective Amendment Number 24 to the Form N-6 registration statement filed on April 27, 2015  (File No. 333-52215), which describes another variable life policy issued by the Company - the Protective Premiere III policy (the “Old Policy”).

The enclosed prospectus and SAI are marked to indicate the differences between the New Policy and the Old Policy.  The material differences between the two Policies are identified below.

1.              The New Policy makes available certain underlying mutual funds as investment options that are not available under the Old Policy and does not make available certain mutual funds that are available under the Old Policy.

2.              The New Policy may provide a Policy Value Credit after the 20th Policy Anniversary and makes available an ExtendCare Chronic Illness Accelerated Death Benefit Rider and Income Provider Option Pre-Determined Death Benefit Payout Endorsement.

3.              The New Policy includes a more comprehensive reservation of right to limit the amount and frequency of premium payments and to restrict transfers.

4.              The New Policy has a higher guaranteed and current Premium Expense Charge and net cost of loan and a higher current Mortality and Expense Risk Charge for the first ten Policy Years.

*    *    *

If you have any questions or comments regarding the Registration Statement, or if there is anything that we can do to facilitate the Staff’s review of the Registration Statement, please call the undersigned at (205) 268-3581 or Tom Bisset at (202) 383-0118.  As always, we greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy

Max Berueffy
Senior Associate Counsel

Attachment

cc:                                Thomas Bisset, Esq.